SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM


January 31, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Tamara Brightwell, Esq.
              Mail Stop 7010


         RE:   XSUNX, INC. (THE "COMPANY")
               AMENDMENT TO
               REGISTRATION STATEMENT ON FORM SB-2
               FILE NO. 333-130972


Dear Ms. Brightwell:

On behalf of the Company, we are hereby enclosing two copies of an amendment to the Company's registration statement on Form SB-2 (the "Registration Statement") that was filed on January 11, 2006.

By letter dated January 27, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references are to the marked version of the Registration Statement.

PROSPECTUS COVER
----------------

1. PLEASE PRESENT THE INFORMATION IN THE SECOND PARAGRAPH IN BULLET FORMAT INSTEAD OF IN AN IMBEDDED LIST.

The Company has made revisions in accordance with the Staff's comment.

PROSPECTUS SUMMARY
------------------
RECENT FINANCING TRANSACTIONS
-----------------------------
12% SECURED CONVERTIBLE DEBENTURES, PAGE 1
------------------------------------------

2. WE NOTE YOU WERE REQUIRED TO BEGIN MAKING MONTHLY PRINCIPAL AND INTEREST PAYMENTS ON THE DEBENTURES AS OF 120 DAYS AFTER THE ISSUANCE OF THE DEBENTURES. PLEASE DISCLOSE THE AMOUNT OF PRINCIPAL AND INTEREST YOU HAVE PAID AS OF THE MOST RECENT DATE PRACTICABLE.

The Company has made revisions in accordance with the Staff's comment. See page 1 of the Registration Statement.

10% SECURED CONVERTIBLE DEBENTURES, PAGE 2
------------------------------------------

3.    REVISE TO DISCLOSE THE DATE WHEN THE SECOND INSTALLMENT OF $2,000,000 WAS
PAID.

The Company has made revisions in accordance with the Staff's comment. See page 2 of the Registration Statement.

4. DISCLOSE THE CIRCUMSTANCES UNDER WHICH YOU WOULD ALLOW THE DEBENTURE HOLDER TO CONVERT MORE THAN $350,000 OF PRINCIPAL AMOUNT OF DEBENTURES IN A 30 DAY PERIOD, OR REVISE TO PROVIDE A CROSS-REFERENCE TO SUCH A DISCUSSION.

The Company has made revisions in accordance with the Staff's comment. See page 2 of the Registration Statement.

THIS OFFERING, PAGE 3
---------------------
USE OF PROCEEDS, PAGE 3
-----------------------

5. REVISE THIS SECTION TO INDICATE THAT THE COMPANY WILL RECEIVE PROCEEDS IF A CASH EXERCISE OF THE WARRANTS IS CHOSEN.

The Company has made revisions in accordance with the Staff's comment. See page 3 of the Registration Statement.

RISK FACTORS, PAGE 4
--------------------
WE MAY NEED TO RAISE ADDITIONAL CAPITAL. . . . PAGE 4
-----------------------------------------------------

6. REVISE THIS RISK FACTOR TO UPDATE THE AMOUNT OF FUNDING YOU HAVE RECEIVED FROM CORNELL AS OF THE MOST RECENT DATE PRACTICABLE. IN ADDITION, PLEASE MAKE YOUR DISCLOSURE IN THIS RISK FACTOR CONSISTENT WITH YOUR DISCLOSURE IN THE FIRST PARAGRAPH OF THE SECTION "10% SECURED CONVERTIBLE DEBENTURES" AS TO THE TIMING OF PAYMENTS MADE OR TO BE MADE PURSUANT TO THE SECURITIES PURCHASE AGREEMENT. YOUR DISCLOSURE IN THESE TWO SECTIONS SHOULD ALSO BE CONSISTENT WITH YOUR DISCUSSION OF THE DEBENTURES IN THE "LIQUIDITY AND CAPITAL RESOURCES" SECTION.

The Company has made revisions in accordance with the Staff's comment. See pages 4 and 12 of the Registration Statement.

PLAN OF DISTRIBUTION, PAGE 31
-------------------------------

7. YOUR STATEMENT ON PAGE 32 THAT "CORNELL CAPITAL PARTNERS LP IS AN `UNDERWRITER'. ..WITH RESPECT TO THE SALE OF THE SHARES OF COMMON STOCK ISSUABLE UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT" IS CONFUSING GIVEN THAT YOU ARE REGISTERING SHARES UNDERLYING CONVERTIBLE DEBENTURES ISSUABLE PURSUANT TO A SECURITIES PURCHASE AGREEMENT. PLEASE REVISE ACCORDINGLY. IN THIS REGARD, YOU SHOULD ALSO REVISE YOUR DISCLOSURE RELATING TO FEES TO BE PAID UPON AN ADVANCE UNDER THE EQUITY LINE AND THE DISCOUNT APPLICABLE TO THE PURCHASE OF SUCH SHARES. WE ALSO NOTE THE FINAL PARAGRAPH OF THIS SECTION DISCUSSING THE 9.9% CAP ON THE AMOUNT OF COMMON STOCK CORNELL MAY HOLD.

The Company has made revisions in accordance with the Staff's comment. See pages 31 and 32 of the Registration Statement.

INDEX TO XSUNX FINANCIAL STATEMENTS, page F-1
---------------------------------------------

8. WE NOTE THAT THE COMPANY AMENDED ITS FORM 10-KSB ON JANUARY 18, 2006 AND THAT THE AMENDMENT WAS FILED AFTER THE FILING OF THIS REGISTRATION STATEMENT ON FORM SB-2. PLEASE CONFIRM THAT THE FINANCIAL STATEMENTS INCLUDED IN THE FORM SB-2 ARE CONSISTENT WITH THE AMENDED INFORMATION IN THE FORM L0-KSB/A OR REVISE THE FINANCIAL STATEMENTS ACCORDINGLY.

The Company has corrected a number of typographical errors. As a result, the financial statements conform to financial statements contained in the Form 10-KSB.


ITEM 27. EXHIBITS, PAGE 11-3
----------------------------

9. YOUR LETTER ADDRESSED TO US AS OF JANUARY 11, 2006 STATES THAT THE REGISTRATION STATEMENT NO LONGER CONTAINS ANY SHARES ISSUABLE UPON PUTS UNDER AN EQUITY LINE BECAUSE THE PARTIES TERMINATED THE STANDBY EQUITY DISTRIBUTION AGREEMENT. THIS INFORMATION IS ALSO DISCLOSED IN A FORM 8-K FILED DECEMBER 12, 2005. IN LIGHT OF THIS INFORMATION, IT IS UNCLEAR WHY THE STANDBY EQUITY DISTRIBUTION AGREEMENT AND RELATED DOCUMENTS ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT. PLEASE ADVISE OR REVISE.

The Company has removed references to these exhibits from the Registration Statement.

ITEM 28. UNDERTAKINGS, PAGE II-4
--------------------------------

10.   REVISE TO INCLUDE THE UNDERTAKING REQUIRED BY ITEM 512(E) OF REGULATION
S-B.

The Company has made revisions in accordance with the Staff's comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                        Very truly yours,

                                        /s/ Louis A. Brilleman

                                        Louis A. Brilleman


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